Filed pursuant to Rule 433
Registration No. 333-236613
May 12, 2020
PRICING TERM SHEET

Issuer:	Appalachian Power Company
Expected Ratings*:	Baa1 (stable) by Moody’s Investors Service, Inc. A- (stable) by S&P Global Ratings
Designation:	Senior Notes, Series Z, due 2050
Principal Amount:	$500,000,000
Maturity:	May 1, 2050
Coupon:	3.70%
Interest Payment Dates:	May 1 and November 1
First Interest Payment Date:	November 1, 2020
Treasury Benchmark:	2.375% due November 15, 2049
Treasury Yield:	1.383%
Reoffer Spread:	T+235 basis points
Yield to Maturity:	3.733%
Price to Public:	99.409% of the principal amount thereof
Transaction Date:	May 12, 2020
Settlement Date:	May 14, 2020 (T+2)
Redemption Terms:
Make-whole call:	Prior to November 1, 2049 at a discount rate of the Treasury Rate plus 40 basis points
Par call:	On or after November 1, 2049 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	037735 CY1/US037735CY10
Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC Wells Fargo Securities, LLC
Co-Managers:	Huntington Securities, Inc. Academy Securities, Inc. Drexel Hamilton, LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, PNC Capital Markets LLC toll-free at (855) 881-0697 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.